

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-Mail
Ali Moussavi
Chief Financial Officer
Global Health Voyager, Inc.
7800 Oceanus Drive
Los Angeles, California 90046

      **Re:    Global Health Voyager, Inc.**
               **Form 10-K for the Year Ended December 31, 2012**
               **Filed May 17, 2013**
               **File No. 000-31012**

Dear Mr. Moussavi:

We issued comments to you on the above captioned filing on December 24, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 20, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have any questions.

               Sincerely,

               /s/ David R. Humphrey, for

               Linda Cvrkel
               Branch Chief